                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                                  PRINTWARE, INC.
                                  ---------------
                                  (Name of Issuer)


                                    Common Stock
                                    ------------
                           (Title of Class of Securities)


                                    742580-10-3
                                    -----------
                                   (CUSIP Number)


                              Albert A. Woodward, Esq.
                               Daniel R. Kelly, Esq.
                                 Maun & Simon, PLC
                          2000 Midwest Plaza Building West
                                 801 Nicollet Mall
                           Minneapolis, Minnesota  55402
                                   (612) 904-7400
                                   --------------
                        (Name, Address and Telephone Number
                          of Person Authorized to Receive
                            Notices and Communications)


                                  January 31, 2000
                                  ----------------
                        (Date of Event which Requires Filing
                                 of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                       (Cover page continued on next 2 pages)

                                    SCHEDULE 13D
                               CUSIP NO. 742580-10-3

          ----------------------------------------------  ----------------------
          (1) Names of reporting persons.............
          I.R.S. Identification Nos. of above persons     DONALD M. HALL
          (entities only)............................
          ----------------------------------------------  ----------------------
          (2) Check the appropriate box if a member of a  (a)   X
          group (see instructions)                        ----------------------
                                                          (b)
          ----------------------------------------------  ----------------------
          (3) SEC use only...........................
          ----------------------------------------------  ----------------------
          (4)Source of funds (see instructions)           PF
          ----------------------------------------------  ----------------------
          (5)  Check  if disclosure of legal proceedings
          is required pursuant to Items 2(d) or 2(e).
          ----------------------------------------------  ----------------------
          (6) Citizenship or place of organization...     USA
          ----------------------------------------------  ----------------------
          Number of shares beneficially owned by each reporting person with:

             (7) Sole voting power...................     12,500

             (8) Shared voting power.................     84,000

             (9) Sole dispositive power..............     12,500

             (10) Shared dispositive power...........     84,000
          ----------------------------------------------  ----------------------
          (11)  Aggregate  amount  beneficially owned by
          each reporting person.                          96,500
          ----------------------------------------------  ----------------------
          (12) Check if the aggregate amount in Row (11)
          excludes certain shares (see instructions).
          ----------------------------------------------  ----------------------
          (13) Percent of class represented by amount in
          Row (11)  . . . . . . . . . . .                 3.0%
          ----------------------------------------------  ----------------------
          (14) Type of reporting person (see
          instructions)..............................    IN
          ----------------------------------------------  ----------------------

                                    SCHEDULE 13D

                               CUSIP NO. 742580-10-3

          ----------------------------------------------  ----------------------
          (1) Names of reporting persons.............
          I.R.S. Identification Nos. of above persons     DENNIS HANISH
          (entities only)............................
          ----------------------------------------------  ----------------------
          (2) Check the appropriate box if a member of a  (a)   X
          group (see instructions)                        ----------------------
                                                          (b)
          ----------------------------------------------  ----------------------
          (3) SEC use only...........................
          ----------------------------------------------  ----------------------
          (4)Source of funds (see instructions)           PF
          ----------------------------------------------  ----------------------
          (5)  Check  if disclosure of legal proceedings
          is required pursuant to Items 2(d) or 2(e).
          ----------------------------------------------  ----------------------
          (6) Citizenship or place of organization...     USA
          ----------------------------------------------  ----------------------
          Number of shares beneficially owned by each reporting person with:

             (7) Sole voting power...................     144,000

             (8) Shared voting power.................     11,000

             (9) Sole dispositive power..............     144,000

             (10) Shared dispositive power...........     11,000
          ----------------------------------------------  ----------------------
          (11)  Aggregate  amount  beneficially owned by
          each reporting person.                          155,000
          ----------------------------------------------  ----------------------
          (12) Check if the aggregate amount in Row (11)
          excludes certain shares (see instructions).
          ----------------------------------------------  ----------------------
          (13) Percent of class represented by amount in
          Row (11)  . . . . . . . . . . .                 4.7%
          ----------------------------------------------  ----------------------
          (14) Type of reporting person (see
          instructions)..............................    IN
          ----------------------------------------------  ----------------------

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the voting common stock, without par value (the "Common Stock") of Printware, Inc. (the "Issuer"), a Minnesota corporation, having its principal place of business at 1270 Eagan Industrial Road, St. Paul, Minnesota 55121.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed jointly by the individuals identified below (collectively the "Holders"):

1.   Donald M. Hall
     c/o R.J. Steichen & Company
     Suite 830
     7900 Xerxes Avenue South
     Bloomington, Minnesota 55435
     Mr. Hall is an investor and is a stockbroker employed by R.J. Steichen & Company.

2.   Dennis Hanish
     c/o R.J. Steichen & Company
     10245 East Via Linda
     Suite 106
     Scottsdale, Arizona 85258
     Mr. Hanish is an investor and is a stockbroker employed by R.J. Steichen & Company.


     None of the above-referenced Holders has, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have any of the Holders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, any of the Holders became subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Each individual Holder is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Common Stock of the Issuer was purchased by each Holder from available cash resources, except that Dennis Hanish purchased 25,000 shares of Common Stock through his margin account at R.J. Steichen & Company.

ITEM 4.  PURPOSE OF TRANSACTION.

     See Item 3. The Holders have acquired shares of Common Stock of the Issuer for investment purposes. Although the Holders have no plans to acquire additional shares of Common Stock of the Issuer, they specifically reserve the right to purchase additional shares of Common Stock of the Issuer or to sell shares of Common Stock if they deem it in their best interest. The Holders specifically reserve the right to communicate with other shareholders of the Issuer regarding matters of common concern as shareholders of the Issuer. The Holders do not have any plans or proposals respecting extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or the listing of the Issuer's securities or similar actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of January 31, 2000 by each of the Holders is set forth below:


                            SHARES OF          PERCENTAGE OF
          NAME             COMMON STOCK      OUTSTANDING SHARES
          ----             ------------      ------------------
     Donald M. Hall           96,500(1)             3.0%
     Dennis Hanish           155,000(2)             4.7%

_______________________________

1    Includes 84,000 shares owned of record or beneficially by spouse.
2 Includes 5,000 shares owned beneficially by spouse and 6,000 shares owned beneficially as custodian for minor children.

     The Holders' response to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference.

     According to the Issuer's most current filing with the SEC, the Issuer has 3,269,494 shares of Common Stock outstanding. The Holders, at the present time, collectively own 251,500 shares of the Issuer's Common Stock (constituting approximately 7.69% of all of the outstanding shares of Common Stock). Transactions by the Holders in shares of Common Stock of the Issuer in the last 60 days are as follows:


                                  TYPE OF      NUMBER OF    PRICE/
     NAME            DATE       TRANSACTION     SHARES      SHARES
     ----            ----       -----------     ------      ------
Dennis Hanish      12/30/99         Buy         6,000       2.1500
Dennis Hanish      01/21/00         Buy        10,000       2.3438
Dennis Hanish      01/31/00         Buy        25,000       2.5500
Dennis Hanish      01/31/00         Buy        25,000       2.5500
Donald Hall        01/31/00         Buy        50,000       2.5500

TOTAL (SELL)          (-0-)
TOTAL (BUY)         116,000
                    -------
TOTAL (NET)         116,000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A -- Agreement as to joint filing pursuant to Regulation Section 240.13d-1(f)(1)(iii).

                                      SIGNATURES

     After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  February 10, 2000

                                             /s/ Donald M. Hall
                                        ------------------------------
                                        Donald M. Hall


                                             /s/ Dennis Hanish
                                        ------------------------------
                                        Dennis Hanish

                                     EXHIBIT A

                            AGREEMENT AS TO JOINT FILING


     Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Printware, Inc. is being filed on behalf of each of the undersigned.

                                             /s/ Donald M. Hall
                                   -----------------------------------
                                   Donald M. Hall


                                             /s/ Dennis Hanish
                                   -----------------------------------
                                   Dennis Hanish